

August 10, 2022

Ryan Greenawalt
Chief Executive Officer and Director
Alta Equipment Group Inc.
13211 Merriman Road
Livonia, MI 48150

      Re: Alta Equipment Group Inc.
           Form 10-K for Fiscal Year Ended December 31, 2021
           Form 8-K dated May 10, 2022
           File No. 001-38864

Dear Mr. Greenawalt:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 8-K dated May 10, 2022

Alta Equipment Group Inc. Earnings Press Release dated May 10, 2022, page 1

1.   In the heading to the press release, you disclose the Non-GAAP measure "Adjusted basic and diluted net loss per share" but do not disclose the most comparable GAAP measure, basic and diluted net loss per share. Please revise your disclosure to present the most comparable GAAP measure more prominently than the Non-GAAP measure. Refer to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K, Regulation G and Question 102.10 of the Compliance and Disclosure Interpretations Regarding Non-GAAP Financial Measures.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Linda Cvrkel at 202-551-3813 or Blaise Rhodes at 202-551-3774 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services